PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

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TELEPHONE (212) 373-3000

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

WRITER'S DIRECT DIAL NUMBER

(212) 373-3309

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(212) 492-0309

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rrusso@paulweiss.com

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MATTHEW W. ABBOTT
EDWARD T. ACKERMAN
JACOB A. ADLERSTEIN
JUSTIN ANDERSON
ALLAN J. ARFFA
JONATHAN H. ASHTOR
ROBERT A. ATKINS
DAVID J. BALL
SCOTT A. BARSHAY
PAUL M. BASTA
J. STEVEN BAUGHMAN
LYNN B. BAYARD
CRAIG A. BENSON
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DAVID M. BERNICK
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SUSANNA M. BUERGEL
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DAVID CARMONA
GEOFFREY R. CHEPIGA
ELLEN N. CHING
WILLIAM A. CLAREMAN
LEWIS R. CLAYTON
YAHONNES CLEARY
RACHAEL G. COFFEY
JAY COHEN
KELLEY A. CORNISH
CHRISTOPHER J. CUMMINGS
THOMAS V. DE LA BASTIDE III
MEREDITH DEARBORN*+
ARIEL J. DECKELBAUM
KAREN L. DUNN
ALICE BELISLE EATON
ANDREW J. EHRLICH
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ERIC GOODISON
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UDI GROFMAN
NICHOLAS GROOMBRIDGE
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CLAUDIA HAMMERMAN
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MICHELE HIRSHMAN
ROBERT E. HOLO
DAVID S. HUNTINGTON
AMRAN HUSSEIN
LORETTA A. IPPOLITO
WILLIAM A. ISAACSON*
JAREN JANGHORBANI
BRIAN M. JANSON
JEH C. JOHNSON
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BRAD S. KARP
PATRICK N. KARSNITZ
JOHN C. KENNEDY
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KYLE J. KIMPLER
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XIAOYU GREG LIU
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MARCO V. MASOTTI
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ALVARO MEMBRILLERA
MARK F. MENDELSOHN
CLAUDINE MEREDITH-GOUJON
WILLIAM B. MICHAEL
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CATHERINE NYARADY
JANE B. O'BRIEN
ALEX YOUNG K. OH
BRAD R. OKUN
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LINDSAY B. PARKS
ANDREW M. PARLEN
CHARLES J. PESANT
JESSICA E. PHILLIPS*
VALERIE E. RADWANER
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CARL L. REISNER
LORIN L. REISNER
JEANNIE S. RHEE*
WALTER G. RICCIARDI
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RICHARD A. ROSEN
ANDREW N. ROSENBERG
JUSTIN ROSENBERG
JACQUELINE P. RUBIN
CHARLES F. "RICK" RULE*
RAPHAEL M. RUSSO
ELIZABETH M. SACKSTEDER
JEFFREY D. SAFERSTEIN
JEFFREY B. SAMUELS
KENNETH M. SCHNEIDER
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THEODORE V. WELLS, JR.
LINDSEY L. WIERSMA
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LAWRENCE I. WITDORCHIC
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JULIA TARVER MASON WOOD
JENNIFER H. WU
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JORDAN E. YARETT
KAYE N. YOSHINO
TONG YU
TRACEY A. ZACCONE
TAURIE M. ZEITZER
T. ROBERT ZOCHOWSKI, JR.

*NOT ADMITTED TO THE NEW YORK BAR
+ADMITTED TO THE CALIFORNIA BAR

December 14, 2020

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Edwin Kim

Re:          South Mountain Merger Corp.

Amendment  No. 1 to Registration Statement on Form S-4
Filed November 25, 2020
File No. 333-249673

Ladies and Gentlemen:

On behalf of South Mountain Merger Corp. (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 10, 2020 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Amended Registration Statement on Form S-4, filed November 25, 2020

Unaudited Pro Forma Condensed Combined Financial Information, Page 87

1.          Please expand your disclosure on pages 43, 88 and 96 to describe how the number of additional common shares to be distributed to Billtrust current common shareholders will vary within the parameters of the no redemption and the maximum redemption scenarios.

The Registrant has revised the Registration Statement in response to the Staff’s comment. See pages 44, 91 and 99 of the Amendment.

2.          We note that on page 131 the merger will be accounted for as a reverse recapitalization of Billtrust, not a business combination. Your pro forma disclosures that give effect to a reverse recapitalization should not imply that it is a business combination. Please revise your characterization of the merger on pages 87-88 and in the accompanying footnotes to be consistent with your accounting.

The Registrant has revised the Registration Statement in response to the Staff’s comment. See pages 42 through 45 and 90 through 105 of the Amendment.

3.          We note the revised disclosure provided in response to comment 9. Disclose within the Billtrust pro forma balance sheet, a liability accrual for the cash distribution to be paid to existing Billtrust stockholders under the two scenarios.

The Registrant has revised the Registration Statement in response to the Staff’s comment. See pages 92, 94, 101 and 105 of the Amendment.

Industry Overview, Page 182

4.          We note your response to prior comment 18 regarding the description of your total addressable market (“TAM”) of $37 billion, which you disclose is calculated “based on an estimated 150,000 mid-market and enterprise businesses that can benefit from the digital transformation of AR with integrated payments and with an estimated annual revenue of approximately $250,000 per such.” Please clarify how you determined that $150,000 mid-market and enterprise businesses are in your TAM, and why you used an estimated annual revenue of $250,000 per business. We note that $250,000 in annual revenue per business appears to be larger than your average annual revenue per customer for fiscal year 2019.

The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the Registration Statement on page 186 of the Amendment to add only the total addressable market for North America, approximately $10.9 billion, which is based on an estimated 43,500 businesses with annual revenues of $50 million or more in the United States and Canada that are in industries that use Billtrust’s products and services with an estimated annual revenue of approximately $250,000 per such business, which is Billtrust’s estimated representative annual spend for customers that fully utilize its platform.

The 43,500 businesses in North America is derived from first identifying the number of North American businesses on Zoominfo Technologies, LLC with $50 million or more in revenue, which was 58,476, and then narrowing such list to only those businesses in Billtrust’s target industries, which resulted in a 16% decrease to 43,500 businesses.

The $250,000 of representative annual spend for each such business is based on sales bookings for the 2019 to November 23, 2020 period for Billtrust customers that purchased new products and services during that period and new customers during that period.  For those customers, Billtrust estimated annual subscription revenue for each of its product lines by calculating the weighted average across the subscription tiers that were purchased for each of its product lines and selecting Billtrust’s closest subscription tier (using current pricing) to that weighted average.  For estimated transactional revenue for those customers, Billtrust (a) for its invoicing product line determined its average print revenue per transaction and added that to the estimated subscription revenue for the invoicing product line and (b) for the payments product line used the average value of a payments booking, adjusted to remove certain purchases that Billtrust did not consider representative for its customer base.  The total of the estimated annual spend for each of Billtrust’s product lines as described above was then discounted by more than 15%, resulting in the $250,000 estimate.

Billtrust believes it is appropriate to combine all of its different product lines for this $250,000 estimate (a) because the TAM is intended to be a measure of the potential market size that Billtrust’s products and services may address, and (b) because of Billtrust’s “land and expand” approach, whereby most new Billtrust customers purchase two or less modules at the time of initial customer acquisition but, over time, Billtrust works with its customers to implement additional modules, provide ongoing professional services, stimulate additional electronic payment activity and acquire additional divisions or operating units within an enterprise.

Billtrust also believes its focus on customers purchasing new products and services and new customers is warranted, as the company’s prospect targeting and customer acquisition approach has advanced over its eighteen year history, and as a result, considering the volume, pricing level, or annual recurring revenue of the entire customer base is not indicative of the current TAM. This is further supported by the fact that (a) many of Billtrust’s older customers do not fit the profile in identifying its current target markets and (b) Billtrust began rolling out subscription pricing for its software, which constitutes a majority of its TAM, in the past five years.

Using all of Billtrust’s product lines and only customers purchasing new products and services and new customers for purposes of determining the $250,000 estimate, which Billtrust considers appropriate for the reasons described above, also explains why the potential estimated annual revenue used to calculate TAM is greater than Billtrust’s number of current customers divided by its total revenue.

Billtrust’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Metrics

Net Dollar Retention, page 205

5.          We note in your response to comment 24 that you do not consider Billtrust’s absolute number of billing accounts as material for investors in understanding Billtrust’s results of operations. In fact, management believes that focusing on the actual retention of billing accounts “could prove misleading.” Since the metric Net Dollar Retention  captures changes in subscription and transaction fees from the existing customers, and is not a measure of customer retention, please revise the characterization of this metric and remove from your disclosures any suggestion that this metric is a measure of customer retention; e.g. see the first sentence under the applicable heading on page 205.

The Registrant has revised the Registration Statement in response to the Staff’s comment. See pages 188, 208 and 209 of the Amendment.

*****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	Securities and Exchange Commission
Joseph M. Kempf
Robert Littlepage
Jan Woo

South Mountain Merger Corp.
Charles B. Bernicker
Nicholas Dermatas

Factor Systems Inc.
Flint Lane
Mark Shifke

Cooley LLP
Nicole Brookshire, Esq.
Matthew Browne, Esq.